SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  May 11, 2004


                             VIVENDI UNIVERSAL, S.A.


                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F     X                Form 40-F
                               -----                          -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                            No     X
                         -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:  Stockholders Agreement and Liquidity Rights Agreement

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-106766), as amended, the Registration Statement on Form F-4 (Registration No. 333-108928), as amended, and the Registration Statement on Form F-3 (Registration No. 333-81578), as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On May 11, 2004, Vivendi Universal and General Electric Company completed the creation of NBC Universal, Inc. by virtue of the closing of the transactions contemplated by the Business Combination Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Vivendi Universal, S.A. and Universal Studios Holding III Corp. In connection with the closing of the transactions contemplated by the Business Combination Agreement, Vivendi Universal entered into a Stockholders Agreement and a Liquidity Rights Agreement, each of which is filed herewith and incorporated herein by reference.


                                  EXHIBIT LIST

Exhibit             Description
-------             -----------

99.1 Stockholders Agreement, dated as of May 11, 2004, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Vivendi Universal, S.A. and Universal Studios Holding III Corp.

99.2 Liquidity Rights Agreement, dated as of May 11, 2004, by and among General Electric Company, National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc., Vivendi Universal, S.A. and Universal Studios Holding III Corp.








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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VIVENDI UNIVERSAL, S.A.

                                        By: /s/ George E. Bushnell III
                                            ----------------------------------
                                        Name: George E. Bushnell III
                                        Title: Senior Vice President

Date: May 18, 2004


















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